

January 21, 2015

Via E-mail
Lance Williams
Chief Executive Officer
Nhale, Inc.
8300 FM 160 West, Suite 450
Houston, Texas 77070

   Re: Nhale, Inc.
   Form 10-K/A for Fiscal Year Ended May 31, 2014
   Filed January 16, 2015
   File No. 333-182761

Dear Mr. Williams:

   We have reviewed your amendment and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 20

(b) Management's Annual Report on Internal Control over Financial Reporting, page 20

1. We reviewed the revisions to your disclosure in response to comment 1 in our letter dated January 8, 2015. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Exhibit 31.1

2. We note that the certification was not revised in response to comment 2 in our letter dated January 8, 2015. As such, please amend your filing to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of

Regulation S-K. Please note that this comment also applies to Forms 10-Q filed October 2, 2014 and January 16, 2015.

General

3. As previously requested in our letter dated January 8, 2015, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief